[Letterhead of Eversheds Sutherland (US) LLP]

February 13, 2019
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 811-22725 and 333-228334)

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on December 10, 2018 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 811-22725 and 333-228334) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

1.
Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide us with draft disclosure with the letter. Please allow us sufficient time to review the response prior to filing the definitive.

Response: The Fund acknowledges the Staff’s comment.

2.	We recently gave comments to you on two preferred share offerings, as well as a common stock registration statement. Many of our prior comments apply here. In particular, please note:

a.
our expectation that both this registration statement and any documents used in connection with an offering of common stock will be updated to reflect recent events as necessary. These updates would include for example: changes to your fee table, capitalization table, and asset coverage discussions to reflect the new issuance of preferred shares;

b.	our request that you confirm your response to comment two of the October 15th letter regarding material differences between the Series A and B of the preferred shares is also true of the Series C; and

c.	our expectation that the registration statement will be updated to reflect September 30, 2018 information as appropriate.
Response: The Fund acknowledges the Staff’s comment and advises the Staff that it has incorporated the prior comments referenced in the Staff’s comment as applicable into the Registration Statement. Further, the Fund confirms that it will update the disclosure related to its common and preferred stock offerings as appropriate, including to address the disclosure items referenced in paragraph (a) above. To this end, the Fund has updated its disclosure to include information, including updated risk factors, relating to the proposed merger between the Fund and Stira Alcentra Global Credit Fund described in the registration statement on Form N-14 (file no. 333-229041) filed with the SEC on December 27, 2018. With respect to the Staff’s comment in paragraph (b) above, the Fund confirms that its response with respect to the material differences between its Series A and B preferred stock is also true of its Series C preferred stock. Finally, the Fund has revised the Registration Statement to reflect information as of September 30, 2018 where appropriate.

3.	It appears you are eliminating the ratio of earnings to fixed charges disclosures. Briefly tell us why.
Response: The Fund advises the Staff that it has removed this disclosure in connection with the removal of Section 503(d) from Regulation S-K by the Commission in connection with its adoption of the Disclosure Update and Simplification, effective as of November 5, 2018. The Fund believes that since the disclosure requirement was removed from Regulation S-K, it is appropriate to remove from the Registration Statement.

4.	Please remove "or derived from" from the lead in paragraph to the “Senior Securities” section of the Registration Statement or explain why you have not.
Response: The Fund has revised its disclosure accordingly.

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* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC